No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d), 57(a)(4), AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1

SOLAR CAPITAL LTD.

SOLAR SENIOR CAPITAL LTD.

SOLAR CAPITAL PARTNERS, LLC

500 Park Avenue

New York, NY 10022

(212) 993-1670

All Communications, Notices and Orders to:

Michael S. Gross

Chief Executive Officer

Solar Capital Ltd.

Solar Senior Capital Ltd.

500 Park Avenue

New York, NY 10022

(212) 993-1670

Copies to:

Steven B. Boehm

John J. Mahon

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

August 5, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
)
SOLAR CAPITAL LTD.	)
SOLAR SENIOR CAPITAL LTD.	)	APPLICATION FOR AN ORDER UNDER
SOLAR CAPITAL PARTNERS, LLC	)	SECTIONS 17(d) AND 57(i) OF THE
	)	INVESTMENT COMPANY ACT OF
	)	1940 AND RULE 17d-1 UNDER THE
	)	INVESTMENT COMPANY ACT OF 1940
	)	PERMITTING CERTAIN JOINT
500 Park Avenue	)	TRANSACTIONS OTHERWISE
New York, NY 10022)		PROHIBITED BY
(212) 993-1670)		SECTIONS 17(d), 57(a)(4), AND 57(i) OF
	)	THE INVESTMENT COMPANY ACT OF
File No.	)	1940 AND RULE 17d-1
Investment Company Act of 1940)
)
)
)
)

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) from the Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i), authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 under the Act2 :

•	Solar Capital Ltd. (together with its subsidiaries, “Solar Capital”),

•	Solar Senior Capital Ltd. (together with its subsidiaries, “Solar Senior,” and Solar Senior together with Solar Capital, the “Solar Funds”), and

•	Solar Capital Partners, LLC (the “Adviser,” and together with the Solar Funds, the “Applicants”).[3]

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

In particular, the relief requested in this application (the “Application”) would permit a Regulated Fund4 and one or more other Regulated Funds and/or one or more unregistered funds for which the Adviser serves as the investment manager (an “Affiliated Fund”)5 to (a) co-invest with each other in securities issued by issuers in Private Placement Transactions6 in which the Adviser negotiates terms in addition to price (“Private Placement Securities”) and (b) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”) through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the Act. The term “Co-Investment Transaction” means any transaction in which a Regulated Fund participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the Order.7 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund could not participate together with one or more other Regulated Fund and/or one or more Affiliated Fund without obtaining and relying on the Order.

II.	BACKGROUND

The Solar Funds are Maryland corporations that are externally managed, non-diversified, closed-end management investment companies that have elected to be regulated as BDCs under the Act. Solar Capital was formed in February 2007 as Solar Capital LLC. Immediately prior to Solar Capital’s initial public offering, Solar Capital LLC was merged with and into Solar Capital. Solar Capital completed its initial public offering on February 12, 2010. Solar Capital’s investment objective is to generate both current income and capital appreciation through debt and equity investments. Solar Senior was formed in December 2010 and completed its initial public offering on February 24, 2011. Solar Senior’s investment objective is to seek to maximize current income consistent with the preservation of capital. Each of the Solar Funds is managed by the Adviser and is provided with administrative services by Solar Capital Management, LLC. The Solar Funds’ business models are focused primarily on the origination of investments through portfolio companies or their financial sponsors.

[4]	The term “Regulated Funds” refers to the Solar Funds and the Future Regulated Funds. The term “Future Regulated Funds” means any closed-end management investment company that (a) is registered under the Act or has elected to be regulated as business development company (“BDC”) under the Act and (b) will be managed by the Adviser.
[5]	An Affiliated Fund would be an investment company but for Section 3(c)(1) or 3(c)(7).
[6]	The term “Private Placement Transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933.
[7]	No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly though share ownership in one of the Regulated Funds.

Solar Capital seeks to achieve its investment objective by investing primarily in middle market companies in the form of senior secured loans, mezzanine loans and equity securities. Solar Senior also invests primarily in middle-market companies, however, it seeks to concentrate its portfolio investments in senior secured loans, including first-lien, uni-tranche and second lien debt instruments which it refers to collectively as “senior loans.” From time to time, the Solar Funds may each invest in public companies that are thinly traded.

Solar Capital and Solar Senior share a five-member Board,8 of which the same three members serve as Non-Interested Directors.9

The Adviser, a privately held investment adviser registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, was organized as a limited liability company under the laws of the state of Delaware in January 2007. The Adviser serves as the investment adviser to each Solar Fund, and manages each Solar Fund’s portfolio in accordance with the Solar Fund’s Objectives and Strategies, makes investment decisions for each Solar Fund, places purchase and sale orders for portfolio transactions for each Solar Fund and otherwise manages the day-to-day operations of each Solar Fund, subject to the oversight of each Solar Fund’s Board.

The Adviser manages the investment activities of Solar Capital pursuant to an investment advisory agreement with Solar Capital (the “Solar Capital Advisory Agreement”) and the investment activities of Solar Senior pursuant to an investment advisory agreement with Solar Senior (the “Solar Senior Advisory Agreement,” and, together with the Solar Capital Advisory Agreement, each an “Advisory Agreement”). The management of the Adviser currently consists of the following individuals:

Michael S. Gross, Managing Member

Bruce J. Spohler, Senior Vice President and Partner

Edward J. Cook. Chief Compliance Officer

Richard L. Peteka, Chief Financial Officer

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), the Regulated Funds to be able to participate in Co-Investment Transactions together, or together with one or more Affiliated Funds.

[8]	The term “Board” refers to the Board of Directors of the relevant Regulated Fund.
[9]	The term “Non-Interested Directors” means, with respect to any Board, the directors who are not “interested persons” within the meaning of Section 2(a)(19).

The Regulated Funds and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid the practical difficulties of trying to structure and negotiate with counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, Section 57(a)(4) prohibits certain persons specified in Section 54(b) of the 1940 Act from participating in a joint transaction with the BDC, or a company controlled by the BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•

Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC[10]; or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control

[10]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.11 The Adviser is the investment adviser to each Solar Fund, and will be the investment adviser to each Future Regulated Fund. In addition, the Adviser will be the investment adviser of each Affiliated Fund. The Regulated Funds and Affiliated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause each Regulated Fund and each Affiliated Fund participating in Co-Investment Transactions to be subject to Sections 17(d) or 54(a)(4), and thus subject to the provisions of Rule 17d-1.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[11]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 54(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken

Applicants believe that the terms and conditions of the application would ensure that the conflicts of interest that Section 17(d) and Section 54(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the Conditions will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, a Regulated Fund that participates in a Co-Investment Transaction with one or more other Regulated Funds and/or one or more Affiliated Funds would be subject to identical terms and conditions, including price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would also have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. To the extent not payable by the Adviser under the advisory agreements with the Regulated Funds and the Affiliated Funds, expenses would be shared proportionately by the Affiliated Funds and the Regulated Funds. The Conditions would also prevent a Regulated Fund from investing in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person thereof, is an existing investor. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the board of directors of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. The Adviser undertakes to perform these duties consistently for the Regulated Funds regardless of whether the Adviser serves as investment adviser or sub-adviser to these entities.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

D.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

1.	Each time the Adviser considers a Potential Co-Investment Transaction for another Regulated Fund or an Affiliated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.

a.	If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

b.	If the aggregate amount recommended by the Adviser to be invested in the Potential Co-Investment Transaction by the Regulated Funds and any Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be reduced pro rata based on available capital. The Adviser will provide the directors who are eligible to vote under Section 57(o) of the Act (the “Eligible Directors”) of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

c.	After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Fund and each Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with another Regulated Fund or an Affiliated Fund only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a “required majority,” as defined in Section 57(o) of the Act (a “Required Majority”) concludes that:

i.	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:

A.	the interests of the Regulated Fund’s shareholders; and

B.	the Regulated Fund’s then-current Objectives and Strategies;

iii.	the investment by any other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or any Affiliated Funds; provided that, if any other Regulated Fund or any Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

B.	the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.	any fees or other compensation that any Regulated Fund or any Affiliated Fund or any affiliated person of any Regulated Fund or any Affiliated Fund receives in connection with the right of a Regulated Fund or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Regulated Funds and the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) in accordance with the amount of each party’s investment; and

iv.	the proposed investment by the Regulated Fund will not benefit the Adviser, the other Regulated Funds, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(c).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated fund. All information presented to the board of directors pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with condition 8, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of such Regulated Fund or Affiliated Fund is an existing investor, except where any such existing investment will be redeemed or repaid in accordance with its terms in connection therewith.

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to another Regulated Fund or an Affiliated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.

a.	If any Regulated Fund or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

ii.	formulate a recommendation as to participation by each Regulated Fund in the disposition.

b.	Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any other Regulated Fund and any Affiliated Funds.

c.

A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition;

(ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

d.	Each Regulated Fund and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.

a.	If a Regulated Fund or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

b.	A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each participating Regulated Fund and each participating Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of a Follow-On Investment is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.	the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment, up to the amount proposed to be invested by each.

d.	The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.	The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions made by other Regulated Funds and the Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.	Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

11.	No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under the investment advisory and management agreements with the Regulated Funds and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.

Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser or any affiliated person of the Regulated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Regulated Funds or the Affiliated Funds).

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 54(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Solar Fund, including the Non-Interested Directors, has determined that it is in the best interests of each Solar Fund to participate in Co-Investment Transactions because, among other matters, (i) the Solar Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Solar Fund will be able to participate in larger transactions; (iii) the Solar Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Solar Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors, each of which could result in terms that are more favorable for the participating Regulated Funds; (v) the Solar Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders.12 The Board of each Solar Fund, including the Non-Interested Directors, also determined that it is in the best interests of the Solar Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Solar Fund, Adviser and

[12]	It is anticipated that the Board of Directors of each Future Regulated Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested order.

counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of each Solar Fund has determined that is proper and desirable for each Solar Fund to participate in Co-Investment Transactions with other Regulated Funds and Affiliated Funds.

B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, an Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

V.	PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities.13 Applicants note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.14

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application to:

Michael S. Gross

Chief Executive Officer

Solar Capital Ltd.

Solar Senior Capital Ltd.

500 Park Avenue

New York, NY 10022

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

John J. Mahon, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street N.W.

Washington, D.C. 20001

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by each Board of the Regulated Fund pursuant to resolutions duly adopted by each Board on July 31, 2013 (attached hereto as Exhibits A and B). All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 5th day of August, 2013.

[13]	See Corporate Capital Trust, et al. (File No. 812-13844) Release No. IC-30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Gladstone Capital Corp., et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Medley Capital Corp., et al. (File No. 812- 13787), Release No. IC- 30009, (March 26, 2012) (order), Release No. IC-29968 (Feb. 26, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831(Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).
[14]	Id.

SOLAR CAPITAL, LTD.

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Chief Executive Officer, President, Chairman of the Board of Directors

SOLAR SENIOR CAPITAL LTD.

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Chief Executive Officer, President, Chairman of the Board of Directors

SOLAR CAPITAL PARTNERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of August 5, 2013 for and on behalf of Solar Capital, Ltd., Solar Capital Partners, LLC, and Solar Senior Capital Ltd. that he is the Chief Executive Officer, President and Chairman of the Board of Directors of Solar Capital, Ltd. and Solar Senior Capital Ltd., and the Managing Member of Solar Capital Partners, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SOLAR CAPITAL, LTD.

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Chief Executive Officer, President, Chairman of the Board of Directors

SOLAR SENIOR CAPITAL LTD.

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Chief Executive Officer, President, Chairman of the Board of Directors

SOLAR CAPITAL PARTNERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

Exhibit A

Resolutions of the Board of Directors of Solar Capital Ltd.

WHEREAS, the Board of Directors has reviewed Solar Capital Ltd.’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company, Solar Senior Capital Ltd. and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Secretary of the Company (collectively, the “Authorized Officers”).

Exhibit B

Resolutions of the Board of Directors of Solar Senior Capital Ltd.

WHEREAS, the Board of Directors has reviewed Solar Senior Capital Ltd.’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company, Solar Capital Ltd. and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Secretary of the Company (collectively, the “Authorized Officers”).